SUBSIDIARIES OF CASEY’S GENERAL STORES, INC.

1.	Casey’s Marketing Company, an Iowa corporation

2.	Casey’s Services Company, an Iowa corporation

3.	Casey’s Retail Company, an Iowa corporation

4.	CGS Stores, LLC, an Iowa limited liability company

All subsidiaries are wholly owned by Casey’s General Stores, Inc, except for CGS Stores, LLC, which is wholly owned by Casey's Marketing Company. All Stores operated by the subsidiaries do business under the names “Casey’s” and/or “Casey’s General Store,” except for two stores selling primarily tobacco products, two liquor stores, and one grocery store.